

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2012

Via E-mail
Charles Bernhardt
Chief Financial Officer
Hemispherx Biopharma, Inc.
1617 JFK Boulevard
Philadelphia, Pennsylvania 19103

>   **Re: Hemispherx Biopharma, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed August 13, 2012**
>   **File No. 001-13441**

Dear Mr. Bernhardt:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Daniel Greenspan for

                                Jeffrey Riedler
                                Assistant Director

cc: Via Email
        Richard Feiner, Esq.
        Silverman Sclar Shin & Byrne PLLC
        381 Park Avenue South, Suite 1601
        New York, NY 10016